Y-MABS THERAPEUTICS, INC.

230 Park Avenue, Suite 3350

New York, NY 10169

October 10, 2019

VIA EDGAR

Ms. Ada D. Sarmento

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Y-mAbs Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
Filed: October 1, 2019
File No. 333- 234034

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Y-mAbs Therapeutics, Inc. (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 15, 2019, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Satterlee Stephens LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Dwight A. Kinsey, Esq., at (212) 404-8727, or in his absence, Rina R. Patel, Esq., at (212) 404-8736, both of Satterlee Stephens LLP. Thank you for your assistance and cooperation in this matter.

Sincerely,

Y-MABS THERAPEUTICS, INC.

/s/ Thomas Gad
Name: Thomas Gad
Title: Founder, Chairman, President and Head of Business Development

cc:	Claus Juan Møller San Pedro, Y-mAbs Therapeutics, Inc.
Bo Kruse, Y-mAbs Therapeutics, Inc.
Sune R. Nyland, Y-mAbs Therapeutics, Inc.
Dwight A. Kinsey, Esq., Satterlee Stephens LLP
Rina R. Patel, Esq., Satterlee Stephens LLP